SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              PAN AM CORPORATION

                               (Name of Issuer)

                   COMMON STOCK, $.0001 PAR VALUE PER SHARE
                   ----------------------------------------
                        (Title of Class of Securities)

                                   697758100
                                   ---------
                                (Cusip Number)

                              CHARLES E. COBB, JR.
                     2333 PONCE DE LEON BOULEVARD, PH 1100
                             CORAL GABLES, FL 33134
                       (305) 441-1700, FAX (305) 445-5674

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                             SEPTEMBER 23, 1996

                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

CUSIP NO. 697758100                           13D      PAGE 2

1      NAME OF REPORTING
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       CHARLES E. COBB, JR.

2      Check the appropriate Box if a Member of a Group                  (a) [X]
                                                                         (b) [ ]
3      SEC USE ONLY

4      SOURCE OF FUNDS*
       WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA

NUMBER OF          7     SOLE VOTING POWER
SHARES                         6,666
BENEFI-
CIALLY             8     SHARED VOTING POWER
OWNED BY                       1,027,195
EACH
REPORTING          9     SOLE DISPOSITIVE POWER
PERSON                         6,666
WITH
                   10    SHARED DISPOSITIVE POWER
                               1,027,195

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,033,861

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.4%

14     TYPE OF REPORTING PERSON
       IN

CUSIP NO. 697758100                           13D      PAGE 3

1      NAME OF REPORTING
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       COBB PARTNERS LIMITED

2      Check the appropriate Box if a Member of a Group                  (a) [X]
                                                                         (b) [ ]
3      SEC USE ONLY

4      SOURCE OF FUNDS*
       WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       FLORIDA

NUMBER OF          7     SOLE VOTING POWER
SHARES                         0
BENEFI-
CIALLY             8     SHARED VOTING POWER
OWNED BY                       714,653
EACH
REPORTING          9     SOLE DISPOSITIVE POWER
PERSON                         0
WITH
                   10    SHARED DISPOSITIVE POWER
                               714,653

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       714,653

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.5%

14     TYPE OF REPORTING PERSON
       PN

CUSIP NO. 697758100                           13D      PAGE 4

1      NAME OF REPORTING
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       COBB PARTNERS, INC.

2      Check the appropriate Box if a Member of a Group                  (a) [X]
                                                                         (b) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS*
       WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       FLORIDA

NUMBER OF          7     SOLE VOTING POWER
SHARES                         0
BENEFI-
CIALLY             8     SHARED VOTING POWER
OWNED BY                       714,653
EACH
REPORTING          9     SOLE DISPOSITIVE POWER
PERSON                         0
WITH
                   10    SHARED DISPOSITIVE POWER
                               714,653

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       714,653

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.5%

14     TYPE OF REPORTING PERSON
       CO

Item 1.     SECURITY AND ISSUER

      This filing by Charles E. Cobb, Jr., Cobb Partners Limited ("Cobb Partners") and Cobb Partners, Inc. ("CP" and, collectively with Mr. Cobb and Cobb Partners, the "Reporting Persons"), relates to Common Stock, $.0001 par value per share (the "Shares"), of Pan Am Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9300 N.W. 36th Street, Miami, Florida 33178. Information regarding each of the Reporting Persons is set forth below.

Item 2.     IDENTITY AND BACKGROUND

      Mr. Cobb's present principal occupation is as Chairman of the Board and Chief Executive Officer of CP. Mr. Cobb also serves as Chairman of the Board of Directors of the Issuer. Mr. Cobb's principal business address is 2333 Ponce de Leon Boulevard, PH 1100, Coral Gables, Florida 33134.

      Cobb Partners is a limited partnership organized and existing under the laws of the State of Florida with its principal business address located at 2333 Ponce de Leon Boulevard, PH 1100, Coral Gables, Florida 33134. The principal business of Cobb Partners is providing venture capital and management consulting services to such industries as travel, tourism, airlines, resort communities, and related businesses. CP is the sole general partner of Cobb Partners, and the limited partners are comprised solely of affiliates of Mr. Cobb.

      CP is a corporation organized and existing under the laws of the State of Florida with its principal business address located at 2333 Ponce de Leon Boulevard, PH 1100, Coral Gables, FL 33134. The principal business of CP is providing venture capital and management consulting services to such industries as travel, tourism, airlines, resort communities, and related businesses through various affiliates. CP also serves as the general partner of Cobb Partners. Mr. Cobb is the sole shareholder, an officer and a director of CP.

      No Reporting Person has been convicted of any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. Mr. Cobb is a citizen of the United States.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Pursuant to a Contribution Agreement (the "Contribution Agreement"), dated March 8, 1996, between, among others, Cobb World Services Inc., a Florida corporation ("World Services"), Cobb PA Acquisition Corporation, a Florida Corporation ("Cobb PA") and Pan

American World Airways, Inc., a Florida corporation ("PAWA"), World Services and Cobb PA, both of which are wholly-owned by Mr. Cobb, jointly delivered to PAWA, in exchange for 212,542 and 765,153 shares of the Common Stock, par value $.0001 per share, of PAWA (the "PAWA Common Stock") respectively, (i) the sum of $1.0 million in cash and (ii) all of the issued and outstanding capital stock of both Pan American World Airways, Inc., a Delaware corporation ("PA"), and Pan Am Corporation (now known as Pan Am Airbridge Holdings, Inc.), a Florida corporation ("Airbridge Holdings"), both of which were wholly-owned subsidiaries of World Services and Cobb PA. PA is the owner of certain intellectual property rights, including the trade names "Pan Am" and "Pan Am - with globe design", along with various registered trademarks and service marks related thereto. Airbridge Holdings owns a 30% interest in Chalk's Air Bridge, Inc. which owns a 100% interest in Flying Boats, Inc. (d/b/a Pan Am Air Bridge (f/k/a Chalk's International Airlines))("Chalk's"), an historical seaplane airline.

      On April 26, 1996, Cobb Family Foundation, Inc., a Florida corporation of which Mr. Cobb is a principal contributor and President ("CFF"), was issued 50,000 shares of PAWA Common Stock for a price of $3.53 per share, in connection with PAWA's private placement of certain shares of PAWA Common Stock. The aggregate purchase price of the shares of PAWA Common Stock purchased by CFF was $176,500.

      The Cobb Family Twenty-Second Century Fund, a trust organized and existing under the laws of the State of Florida (the "22nd Fund"), purchased 50,000 shares of PAWA Common Stock from Cobb PA on August 2, 1996, in a privately negotiated transaction at a price of $3.53 per share. The aggregate purchase price of the shares of PAWA Common Stock purchased by the 22nd Fund was $176,500.

      On September 23, 1996, PAWA merged with a wholly-owned subsidiary of the Issuer (the "Merger"). Pursuant to the terms of the Merger, each issued and outstanding share of PAWA Common Stock was converted into one Share.

      On December 30, 1996, Cobb PA transferred 500 Shares to certain of its employees as bonus compensation and transferred the remainder of its Shares to Cobb Partners in exchange for a limited partnership interest in Cobb Partners.

      In each case, the source of the funds used in making these purchases was the respective working capital of the Reporting Person making the purchase. No portion of the consideration used by any Reporting Person in making the purchases described above was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

Item 4.     PURPOSE OF THE TRANSACTION

      The Shares were acquired by one or more of the Reporting Persons as an investment. The Reporting Persons intend to monitor their investment in the Shares on a continuing basis. The Reporting Persons may acquire additional Shares (subject to availability of Shares at prices deemed favorable) in the open market in privately negotiated transactions, by tender offer or otherwise. Alternatively, the Reporting Persons reserve the right to dispose of some or all of their Shares in the open market or in privately negotiated transactions or otherwise depending upon the course of actions that the Reporting Persons or the Issuer pursue, market conditions and other factors. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Shares, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

      Except as otherwise stated herein, none of the Reporting Persons have any present plans or proposals to or would result in any of the action described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER

                              Amount of Shares            Percentage of
Name                          Beneficially Owned          Class*
----                          ------------------          ------

Charles E. Cobb, Jr.          1,033,861                   9.4%

Cobb Partners, Inc.             714,653                   6.5%

Cobb Partners Limited           714,653                   6.5%

* Based on 10,920,191 Shares outstanding as of October 31, 1996 as reported on the Issuer's Quarterly Report on Form 10-Q for the Period ended September 30, 1996, and, solely as to Mr. Cobb, assumes the exercise by Mr. Cobb of options to purchase 6,666 Shares.

      Cobb Partners shares the power to vote and dispose of the Shares beneficially owned by it with CP and Mr. Cobb. CP, in its capacity as the general partner of Cobb Partners, has the power to vote or direct the vote of the Shares held by Cobb Partners or to dispose or direct the disposition of such Shares for Cobb Partners. CP may be deemed the beneficial owner of the Shares owned by Cobb Partners by virtue of this relationship to Cobb Partners. Mr. Cobb, in his capacity as the sole shareholder, a director and an officer of CP, the general partner of Cobb Partners, may be deemed the beneficial owner of all Shares owned by Cobb Partners by virtue of his power to vote or direct the vote of, or to dispose or direct the disposition of, the Shares owned by Cobb Partners. Accordingly, for purposes of reporting beneficial ownership of such Shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of CP and Mr. Cobb may be deemed to be the beneficial owner of Shares held by Cobb Partners.

      World Services shares the power to vote and dispose of the Shares beneficially owned by it with Mr. Cobb, but record ownership of Shares held of record by World Services may not be not be transferred before March 8, 1998. As the sole shareholder, a director and an officer of World Services, Mr. Cobb may be deemed to be the beneficial owner of such Shares by virtue of his power to vote or direct the vote of, or to dispose or direct the disposition of, the Shares owned by World Services. Accordingly, solely for purposes of reporting beneficial ownership of such Shares pursuant to Section 13(d) of the Exchange Act, Mr. Cobb may be deemed to be the beneficial owner of Shares held by World Services.

      Each of CFF and the 22nd Fund share the power to vote and dispose of the Shares beneficially owned by it with Mr. Cobb, and Mr. Cobb can direct the investment activities of these entities. Mr. Cobb may be deemed a beneficial owner of such Shares by virtue of his power to vote or direct the vote of, or to dispose or direct the disposition of, the Shares owned by either CFF or the 22nd Fund. Accordingly, solely for purposes of reporting beneficial ownership of such Shares pursuant to Section 13(d) under the Exchange Act, Mr Cobb may be deemed a beneficial owner of Shares held by either CFF or the 22nd Fund. Mr. Cobb disclaims beneficial ownership of all Shares held by either CFF or the 22nd Fund.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Seller
            -------------------------------------------------------------

      Except as described herein none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

      On March 8, 1996, the Issuer granted Mr. Cobb options to purchase 20,000 Shares at $5.00 per Share which vest in equal portions over three years commencing on April 24, 1997 and expire on April 23, 2006. The foregoing description of the Stock Option Agreement does not purport to be complete and is qualified in its entirety by reference to the full agreement which is attached as Exhibit 3 hereto.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS

1.    Joint Filing Agreement

2. Agreement of Cobb Partners, Inc., Cobb PA Acquisition Corp., Charles E. Cobb, Jr. and Sue M. Cobb filed pursuant to Rule 13(d)-1(f)(1)(iii) of the Securities and Exchange Commission

3. Stock Option Agreement dated April 24, 1996, between Pan Am Corporation and Charles E. Cobb, Jr.

                                  SIGNATURES

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 15, 1997                 /s/ CHARLES E. COBB, JR.
                                          ------------------------------
                                         Charles E. Cobb, Jr.


                                         COBB PARTNERS LIMITED

Dated:  February 15, 1997                By: /s/ CHARLES E. COBB, JR.
                                             -----------------------------
                                             Charles E. Cobb, Jr.
                                             President, Cobb Partners, Inc.,
                                             General Partner



Dated:  February 15, 1997                 COBB PARTNERS, INC.



                                          By: /s/ CHARLES E. COBB, JR.
                                              -----------------------------
                                              Charles E. Cobb, Jr.
                                              President

                                 EXHIBIT INDEX

1.    Joint Filing Agreement

2. Agreement of Cobb Partners, Inc., Cobb PA Acquisition Corp., Charles E. Cobb, Jr. and Sue M. Cobb filed pursuant to Rule 13(d)-1(f)(1)(iii) of the Securities and Exchange Commission

3. Stock Option Agreement dated April 24, 1996, between Pan Am Corporation and Charles E. Cobb, Jr.